

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

August 17, 2015

Christian J. Beckett
Chief Executive Officer
Pacific Drilling S.A.
8-10, Avenue de la Gare
L-1610 Luxembourg

      Re: Pacific Drilling S.A.
              Form 20-F for Fiscal Year Ended December 31, 2014
              Filed February 26, 2015
              File No. 001-35345

Dear Mr. Beckett:

We have reviewed your July 16, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 9, 2015 letter.

Exhibits, page 83

1.   Expand your risk factor disclosure and the disclosure under "Our Business Strategies" to provide the more detailed information regarding the IMA that you provide in your supplemental response.

Closing Comments

       Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or me, at (202) 551-3740, with any questions.

                            Sincerely,

                            /s/H. Roger Schwall

                            H. Roger Schwall
                            Assistant Director
                            Office of Natural Resources